

Confidential!

Apeiron Investment Group Ltd
66 & 67, Beatrice
Amery Street
Sliema SLM1707
Malta

Frederik Gottlob
Corporate Banking

Phone ███████████



14 August 2025

Credit Facility

Dear Sir or Madam,

Reference is made to our earlier discussions. We are pleased to provide you with a Credit Facility on the basis of our General Business Conditions as set out below:

1 Credit amount

████████████████████████████████

2 Drawings

Drawings of up to the credit amount may be made as cash facility at any time by debiting your account no.███████

The credit line is only available for a one-time drawing. Once you have made your one-time withdrawal, the remaining credit amount will cease to be available.

The drawing shall be made in EUR.

The amount of Drawing under this Credit Facility and the Credit Facility dated 15 January 2025 as amended from time to time must not exceed at any time the gross value of all collateral provided.

3 Purpose

Purchase of ATAI Life Science Shares.

4 Term

The Credit Facility will be available to you until 15 November 2025. At the end of the term the outstanding indebtedness plus accrued interest shall be due for immediate repayment.

Joh. Berenberg, Gossler & Co. KG
Neuer Jungfernstieg 20 · 20354 Hamburg · Phone +49 40 35060-0 · info@berenberg.de
Registered Office: Hamburg, Germany · Amtsgericht (Local Court) Hamburg HRA 42659



BERENBERG



5 Interest

The borrowing rate of interest is variable. For drawings from your EUR current account the applicable rate of interest shall be the rate per annum which is the aggregate of the margin of ▊% plus the 1-month-EURIBOR. EURIBOR is a reference rate which is published every working day. The applicable 1-month-EURIBOR shall be fixed each month on every antepenultimate banking day. In case of a negative reference rate of interest, such rate shall be deemed to be zero when calculating the borrowing rate of interest. The so determined borrowing rate of interest shall become effective on the last day of each month until the following the determination the subsequent borrowing rate of interest.

Interest will be calculated and charged in arrears on a quarterly basis. When issuing the periodic balance statement, we will inform you on the adjusted borrowing rate of interest.

As an example, in August 2025 the applicable 1-month-EURIBOR amounted to 1,901. Therefore, the borrowing rate of interest was at �_▊▊_% p. a.

5.1 Upfront fee

As per your request we have analyzed and verified the commercial facts provided by you and prepared different interest and fee structure models. In addition, we have offered to you the opportunity to present, discuss and agree on your proposals for a differing interest and fee structure. After having discussed aforesaid alternatives with you, the Credit Facility shall be issued as agreed herein.

We will charge you an Upfront fee of 10% p.a. flat on the drawn credit amount, which is due and payable latest three days after drawing of this Credit Facility, hence latest August 19th, 2025. We will debit your account No. 28248-003 accordingly.

6 Changes to reference rates

If the material basis for the calculation of any of the reference interest rates changes or can no longer be determined temporarily or permanently, we shall use the reference interest rate that replaces the reference interest rate in question or another reference interest rate that we consider appropriate and in line with the market practice ("substitute reference interest rate"). We will inform you of the substitute reference interest rate in due course.

7 Costs, Fees, and Expenses

7.1 Any third-party costs, charges, fees, and expenses of and relating to this agreement, collateral and/or its enforcement including all legal costs e.g. lawyers, legal opinions, execution of relevant documents, etc. have to be borne by you and will be debited to your account with us.

7.2 Upon the due execution of this Credit Facility Agreement, you agree with and confirm the following agreement regarding the sharing of profits generated through the share price development of the securities of ATAI Life Sciences NV:

- We shall participate with ▊% of the positive share price development. In this calculation the closing price will be compared with a strike price with a reference value of USD ▊▊. For example, if the closing price is USD 5.00, we will participate with ▊▊ USD per share.





- The closing price for ATAI Life Sciences NV will be the NASDAQ Closing price at the earlier of (i) the repayment date and (ii) November 14, 2025.
- If the used credit amount is EUR ███████ the respective number of shares used for the calculation of the upside participation will be ███████ ATAI Life Science N.V. shares or pro rata if the used credit amount is lower (for example ███████ shares if the used credit amount is EUR 10 million).
- At the end of the term of this Credit Facility you must pay either the interest or the mentioned Upside Participation, whatever is higher. If the Upside Participation is relevant, we will provide you with a respective invoice and will charge your account ███████ with the upside participation amount less the interest already charged (plus any applicable VAT).

8 Taxes

You will pay principal, all interest, and fees free and clear of and without deduction of any and all taxes (other than taxes imposed on our income), stamp dues, duties or other levies or charges of any kind whatsoever, in favour of any government, authority or other legal entity, if any, applicable to this credit facilities.

If same is required to be made the payment shall be increased by you to the extent necessary to ensure that, after the making of such deduction or withholding, a net sum equal to the sum which we should have received in case of no such deduction or withholding is received by us.

9 Collateral

As Security (the "Collateral") for the Credit Facility granted in this Agreement, you shall provide us with the following as a condition precedent:

- The credit facility will be secured by the existing pledge of securities and credit balances kept with us under Master-No. ████ dated 7 September 2020.

- Directly Enforceable Guarantee with a Maximum Amount (*selbstschuldnerische Höchstbetragsbürgschaft*), unlimited in time, for ███████████ of Mr. Christian Berthold Angermayer (the "Guarantee"). We enclose a guarantee deed prepared by us and kindly ask you to forward both to the guarantor together with to the enclosed copy of the Credit Facility The guarantee is continuing and will remain in force even if the term of this Credit Facility should be extended.

  After we have received the Guarantee, we will release Mr. Christian Berthold Angermayer from the Guarantee dated 17 January 2025.

None of the above provisions in relation to the Collateral affects our right to demand that you provide and/or increase the Collateral, nor our right to realize the Collateral, nor any lien granted to us in accordance with the provisions of our General Business Conditions

10 Cover Limit

The Amount drawn under this Credit Facility and the Credit Facility dated 15 January 2025 shall be covered by pledged securities as follows:





- The share value of  ATAI Life Sciences N.V. must cover the amount drawn down under this Credit Facility and the Credit Facility dated 15 January 2025.

- The collateral value of the following securities shall cover at least ▮▮ of the fully drawn total credit amount (Securities-Pool I).

    ➢ ▮▮▮▮▮▮▮▮▮
    ➢ ▮▮▮▮▮▮
    ➢ ATAI Life Sciences N.V.

The shares of ▮▮▮▮▮▮▮ and ATAI Life Sciences N.V. will be assessed for the calculation of the collateral value with ▮▮ of the current market value until further notice. The shares of ▮▮▮▮▮▮ will be assessed with ▮▮ of the current market value until further notice.

- If necessary, further securities are to be transferred as additional collateral to the custody account no. ▮▮▮▮▮▮ after consultation with Berenberg (Securities-Pool II). Maximal ▮ % of the fully drawn credit line shall be covered by the collateral value of Securities-Pool II We reserve the right to decide which securities will be assessed at which assessment ratio.

We reserve the right to decide whether the ▮ % assessment ratio for Security Pool II is to be maintained, depending on the proportion of the portfolio and the tradability of the individual securities, or to request a replacement of securities, considering regulatory or risk reasons.

11 Collateral shortfall

If the value of all the collateral provided under the Pledge Agreement falls below the agreed cover limit and you do not comply on our demand, whether made by telephone, orally or in written, to increase the collateral or to repay the Credit Facility within **five working days**, then (after appropriate warning, which may be made together with this demand) we may in our sole discretion realise the collateral. We will also have these rights if we are unable to contact you. No failure to exercise and no delay in exercising any right under this provision shall operate as a waiver thereof.

12 Condition Precedent

Our obligation to disburse the Credit Amount or parts thereof to you shall be subject to the conditions set out hereinafter having been fully complied with and (to the extent applicable) proven by evidence to our satisfaction (each document in form and substance satisfactory to us):

- Receipt of the duly signed Credit Facility Agreement.
- Receipt of the duly signed security agreements granting the Collateral





We may in our sole discretion waive any of the above conditions precedent. If one or more of the Conditions Precedent are not met by the end of the period of acceptance, this agreement shall not become effective.

13 Undertakings / Covenants

Until repayment of the Credit Facility in full you shall comply with the following provisions:

- After completion, in any case no later than six months after the balance sheet date, you will submit to us your respective audited annual accounts.

- In case of essential modifications (e.g. increase, cancellation, collateralization or the like) of your existing loan and security agreements with your financial partners, you will inform us in advance, in any case without undue delay afterwards; the same obligation shall apply if your lenders change.

- The Process Agent Agreement of Apeiron Investment Group Ltd, appointing ████████████ as process agent dated 07/11 September 2020 is applicable.

- The Process Agent Agreement of Mr. Christian Berthold Angermayer, appointing ████████████ ████ as process agent dated 27 September 2024 is applicable.

- As collateral you will provide us with 9.132.420 ATAI Life Science shares. These shares will initially be held in a safe custody account with Computershare Limited. After registration with the United States Securities and Exchange Commission, they must be transferred to us to be booked into your safe custody account no. 40-28248-005. For this purpose, within five days of the drawing date, you must provide us with clear evidence in the form of written confirmation that the ATAI Life Science shares in the Computershare Limited safe custody account are blocked for this.

Any breach of the above obligations shall constitute a material breach. We will notify you of a period of grace for remedying this breach of contract, if remedying it in the short term is possible. If not or if the period of grace expires without the breach being remedied, we will be entitled to terminate the Credit Facility and to demand immediate repayment of the existing balance without prior notice.

14 Equal treatment

Throughout the term of this credit facility agreement, you undertake not to provide collateral for any third party's claim with a term and structure comparable to the credit facility granted under this agreement, and not to enter into any agreement (e.g. guarantee obligations, letters of comfort) that may lead to such a provision or increase of collateral.

Without prejudice to any other right resulting from a violation of the above undertakings, in case of providing any third party with (further) collateral you shall be obliged to arrange the retransfer of such collateral or to provide us with similar collateral.

15 Statement under German Anti-Money Laundering Act ("Geldwäschegesetz")

With regard to the German Anti-Money Laundering Act (GwG) you confirm to act in your own interest and not for instigation of a third party. You will immediately notify us about any changes which may arise in the course of the business relationship.





16 Limitation

Except for claims for damages any claims under this credit facility shall be subject to a period of limitation of five years. The period shall begin to run with the end of the year the respective claim becomes due for payment.

17 Governing law and legal venue

This agreement shall be governed by the laws of the Federal Republic of Germany. Place of jurisdiction for all and any claims and disputes arising under this agreement shall be Hamburg, Germany unless provided otherwise by mandatory law. We remain entitled to bring our claims to any other court of competent jurisdiction.

18 Severability

Should any of the above provision be or become invalid, the validity and enforceability of the remaining provisions shall remain unaffected. The parties shall modify to the extent necessary or replace the invalid or unenforceable provision by a valid and enforceable provision which comes as close as possible to the intent and economic purpose of the invalid or unenforceable provision. The same shall apply in case of an unintentional omission of any contractual provision.

19 Acceptance

Please confirm your acceptance of this offer by due execution of the enclosed copy. Such copy is to be returned to us. This offer is valid until   .

Yours sincerely,

Joh. Berenberg, Gossler & Co. KG

Enclosure(s)

-signature sheet to follow-





Accepted:

Place/date   Apeiron Investment Group Ltd

....

I have received a copy from this Credit Facility and agree with the contents.

Place/date   Christian Berthold Angemayer

....

